Exhibit (a)(5)(G)

CIM Commercial Trust Corporation (“The Company”)

Notice under section 20(b) of the Securities Regulations (Procurement Proposal), 5761-2000 (“the Regulations”) and the Securities Regulations (Publication of advertisements in the Press), 5768-2008 regarding the results of a regular procurement proposal

Further to the regular procurement proposal specification (“The Specification”), by which the Company proposed to purchase up to 2,693,580 preferred stock shares (Series L) (“The shares”) from the shareholders (“The Offerees”) by way of a regular procurement proposal, as published by the Company on 22 October, 2019 (and an amendment published on 5 November, 2019), the Company hereby announces that as part of the proposal based on the Specification, acceptance notices have been issued by Offerees holding 7,964,328 shares and therefore the Company will purchase all shares offered for purchase, with each Offeree purchasing a pro-rata rate of about 33.82% of the shares for which an acceptance notice had been issued, in return for a sum of 29.12 US Dollars per share, as paid in ILS in the method stipulated in the Specification.

The results of the proposal based on the Specification as published by the Company on 21 November 2019 (reference number: 2019-02-113326) can be reviewed on the Securities Authority distribution Websites at: www.magna.isa.gov.il and on the Tel Aviv Stock Exchange Website at: www.tase.co.il.

CIM Commercial Trust Corporation